Exhibit 12.1
CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Earnings:

Income (loss) before discontinued operations, equity in earnings and noncontrolling interests	$33,280	$25,263	$92,030	$(12,283)	$70,560	$146,379	$179,589
Fixed charges less capitalized interest and preferred dividends	68,313	73,187	289,686	290,964	308,788	283,464	256,824
Distributed income of equity investees	1,459	1,022	4,959	12,665	15,661	9,450	12,285
Equity in losses of equity investees for which charges arise from guarantees	(50)	(185)	(1,646)	-	-	-	-
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(1,013)	(986)	(4,203)	(4,901)	(3,886)	(5,278)	(4,205)

Total earnings	$101,989	$98,301	$380,826	$286,445	$391,123	$434,015	$444,493

Combined fixed charges (1):
Interest expense (2)	$68,313	$73,187	$289,686	$290,964	$308,788	$283,464	$256,824
Capitalized interest	1,042	1,260	3,577	6,807	19,218	19,410	15,992
Preferred dividends (3)	15,680	11,133	53,289	42,555	42,082	34,038	30,568

Total combined fixed charges	$85,035	$85,580	$346,552	$340,326	$370,088	$336,912	$303,384

Ratio of earnings to combined fixed charges(4)	1.20	1.15	1.10	-	1.06	1.29	1.47

(1) The interest portion of rental expense is not calculated because the rental expense of the company is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
(3) Includes preferred distributions to the Company's partner in CW Joint Venture, LLC.
(4) Total earnings for the year ended December 31, 2009 were inadequate to cover combined fixed charges by $53,881.